DATE:	September 22, 2009

TO:	Lisa Sellers Jennifer Thompson Division of Corporate Finance United States Securities and Exchange Commission

FROM:	Scott Miller Chief Executive Officer NowAuto Group, Inc. 2090 East University , Suite 112 Tempe, AZ 85281

RE:	Now Auto Group, Inc. Form 8-K Item 4.01

Dear Ms. Sellers and Ms. Thompson,

The requested changes have been made and the report will be filed along with this correspondence.

Faith Forbis
CFO